Exhibit 99.6

Summary of Mortgage Contract of Maximum Amount ( the “Contract”) Entered into by and between Shenzhen BAK Battery, Co., Ltd (the “Mortgager”) and Shenzhen Eastern Branch, Agricultural Bank of China (the “Creditor”) Dated November 27, 2012

Main contents:

  Contract number:81100620120001457;

  In order to guarantee the indebtedness of Shenzhen BAK Battery Co., Ltd. (the “Obligor”) towards the Creditor under the Comprehensive Credit Facility Agreement of Maximum Amount (reference no.:023720121009001) from November 27, 2012 to November 25, 2013, the Mortgager agrees to pledge its property to the Creditor.

  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.

  Collaterals: The Mortgager agrees to pledge its machinery and equipment to the Creditor. The collaterals’ value is RMB 158.963 Million.

Headlines of the articles omitted:

  Payment on demand

  Undertakings of the Mortgager

  Validity of the Creditor’s Right

  Occupancy of Collaterals

  Mortgage insurance

  Mortgage Registration

  Transfer of mortgage right

  Realizing of Creditor’s Right

  Fee

  Amendment of the Contract

  Disputation settlement

  Attachment

  Supplement articles

  Validity

  Notification